LUCENT RETIREES ORGANIZATION, INC.
                   K.O. Raschke, President
_________________________________________________________________
231 Pinetuck Lane, Winston-Salem, NC 27104           336-765-9765

                                                January 23, 2006

DEAR FELLOW LUCENT SHAREOWNER:

We are writing to urge you to VOTE FOR two important shareholder proposals that appear on Lucent's roxy card for the February 15th
Annual Meeting.

             WE URGE YOU TO VOTE YOUR LUCENT PROXY
    FOR ITEM 6 (PERFORMANCE-BASED EQUITY COMPENSATION) AND
    FOR ITEM 7 (EXCLUDE PENSION CREDITS FROM PERFORMANCE PAY)

The cumulative total return on Lucent's common stock has declined 86% over the most recent five-year period (Proxy, p. 33). We support these proposals because we believe it is critical that executive compensation at Lucent be tied more closely to truly relevant, performance-based and transparent measures of enhanced shareowner value.

  - EXCLUDE PENSION ACCOUNTING CREDITS FROM CALCULATIONS OF
    PERFORMANCE-BASED EXECUTIVE COMPENSATION: PROXY ITEM 7
    ASKS THE BOARD TO EXCLUDE "PENSION CREDITS" (WHICH ARE
    NON-CASH ACCOUNTING RULE INCOME) FROM THE MEASURE OF
    EARNINGS USED TO AWARD INCENTIVE COMPENSATION FOR
    EXECUTIVE OFFICERS.

Proxy Item 7 deserves your special attention and support. In recent years, a very large share of Lucent's reported earnings is not from ordinary operations, but rather accounting rule income from "pension credits." Because Lucent's pension trusts hold assets valued at more than double Lucent's market capitalization, pension accounting credits can substantially impact reported earnings.

For example, Lucent's celebrated return to profitability in 2004 was almost entirely attributable to pension accounting credits. The Company reported $1.14 billion in pretax net income for fiscal 2004 - it's first profitable year since 2000. But as Wall Street analysts quickly observed, non-cash pension credits accounted for $1.11 billion (or 98%) of that reported gain. In 2005, the pension credit boosted earnings by $973 million.

    "PENSION CREDITS CONTINUE TO MASK WEAK UNDERLYING
     PROFITABILITY. . . .   EXCLUDING THESE CREDITS,
     LUCENT'S OPERATING INCOME WAS ONLY 1.3% . . .
     AMONG THE LOWEST IN TELECOM EQUIPMENT." - MERRILL LYNCH/1/

This accounting alchemy has continued year after year, thereby pumping up executive pay, but not shareholder value. Lucent used pension credits to boost its reported net operating income by $971 million in 2000, $1.03 billion in 2001, $1.22 billion in 2002, and $1.1 billion in 2003.

  /1/  Merrill Lynch, "Lucent Technologies, Inc.: 10Q Reflects a
Company in Transition," May 6, 2005.

                          (over)

The Company opposes this proposal, stating that the Board excludes "any increase or decrease in the pension credit caused by an adjustment in pension-related benefits during the year. . . .." That argument ignores the fact that pension accounting credits are largely predetermined by rate-of-return, interest rate and other assumptions set by management at the BEGINNING of each year. The problem is not changes in the credit during the year - the problem is that changes in the projected value of assets in the pension trusts are not relevant measures of management's operating performance.

In effect, pension accounting credits are "phantom income." They are unavailable for dividends or operating purposes. Moreover, the "expected returns" (based on advance assumptions set by management) can boost earnings even while the pension fund assets are declining in value. For example, management generated $2.25 billion in pension credits for 2001 and 2002 based on an assumed $6.8 billion return on pension assets - but, in reality, the pension trusts suffered losses of $9.3 billion!

  - PERFORMANCE-BASED EQUITY COMPENSATION: PROXY ITEM 6 ASKS THE BOARD TO ADOPT A POLICY REQUIRING THAT AT LEAST 75%
    OF FUTURE EQUITY COMPENSATION (I.E., STOCK OPTIONS AND RESTRICTED STOCK) AWARDED TO SENIOR EXECUTIVES BE PERFORMANCE-BASED, WITH THE PERFORMANCE CRITERIA DISCLOSED TO SHAREHOLDERS.

We believe that a greater reliance on performance-based equity grants is particularly warranted at Lucent at this time. As Forbes opined, in an article headlined "Lucent Throws A Pay Party" (May 6, 2004), the compensation of Lucent's senior executives appears to be completely disconnected from returns to shareholders.

During her first three years as CEO, Patricia Russo received equity compensation valued at over $33 million - including 14.2 million standard options - yet Lucent's share price remains nearly 60% lower than the day she became CEO in 2002. For fiscal years 2003 and 2004, excluding pension credits Lucent suffered a net loss of more than $1 billion. The Board's response to these losses? It awarded the top five senior executives 9.3 billion standard options in 2003 and 5.6 million more options in 2004.

We believe Lucent is the classic case of a company that awards unnecessarily large quantities of standard stock options to executives and those options can yield windfalls for individual executives who are merely lucky enough to hold them during a generally rising market. As Warren Buffett has opined, standard stock options are "really a royalty on the passage of time."

In contrast, the peer-indexed options and premium-priced options recommended in this shareholder proposal tie equity compensation more closely to key measures of shareholder value. Under this proposal, the Board would condition long-term incentive compensation on stock price appreciation that out-performs a competitive benchmark and vests only if the market price exceeds that target for at least 6 months.

Please join me in VOTING YOUR SHARES FOR PROXY ITEMS 6 AND 7.

                              Sincerely,


                              Ken Raschke

THE COST OF THIS LETTER IS BEING BORNE ENTIRELY BY THE LUCENT RETIREES ORGANIZATION. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO THE LRO. PERMISSION TO QUOTE DOCUMENTS CITED IN THIS LETTER HAS NEITHER BEEN SOUGHT NOR OBTAINED.